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                                                                   EXHIBIT 3.1.1

                            CERTIFICATE OF AMENDMENT
                                       OF
                          TRIQUINT SEMICONDUCTOR, INC.

    TriQuint Semiconductor, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

    A. The name of the Corporation is TriQuint Semiconductor, Inc. The Corporation was originally incorporated under the same name, and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 26, 1996.

    B. This Certificate of Amendment has been duly adopted in accordance with the provisions of the General Corporation Law of the State of Delaware by the Board of Directors and the stockholders of the Corporation.

    C. Article FOURTH of the Corporation's Certificate of Incorporation is amended and restated to read as follows:

FOURTH: The Corporation is authorized to issue two classes of stock to be designated respectively Common Stock and Preferred Stock. The total number of shares of all classes of stock which the Corporation has authority to issue is Two Hundred Five Million (205,000,000), consisting of Two Hundred Million (200,000,000) shares of Common Stock, $0.001 par value (the "Common Stock"), and Five Million (5,000,000) shares of Preferred Stock, $0.001 par value (the "Preferred Stock").

        The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series of Preferred Stock, including without limitation authority to fix by resolution or resolutions, the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

        The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issue of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

    D. The foregoing amendment of the Corporation's Certificate of Incorporation shall become effective at the close of business on February 1, 2000.
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    IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Steven J. Sharp, its President and Chief Executive Officer, effective as of February 1, 2000.

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                                                       TRIQUINT SEMICONDUCTOR, INC.

                                                       By:             /s/ STEVEN J. SHARP
                                                            -----------------------------------------
                                                                         Steven J. Sharp
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER
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